[GRAPHIC OMITTED] AHOLD

                                                                   PRESS RELEASE



AHOLD ANNOUNCES WITHDRAWAL OF APPEAL AGAINST ORDER APPROVING AHOLD'S UNITED STATES SECURITIES CLASS ACTION SETTLEMENT



Amsterdam, the Netherlands, July 28, 2006 - Ahold today announced that Drs. W.C.M. Oud has voluntarily withdrawn with prejudice his appeal, as announced by Ahold on July 21, 2006, against the final order and judgment approving Ahold's agreement with the lead plaintiffs to settle the securities class action entitled "In re Royal Ahold N.V. Securities & ERISA Litigation." The final order and judgment approving the settlement are no longer subject to appeal.



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